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            Three Embarcadero Center                      Telephone 415 951 0100
            San Francisco, CA 94111


                         Independent Auditors' Report


To the Board of Trustees of
Wells Fargo Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds listed in Appendix A, portfolios of Wells Fargo Funds Trust (the "Funds"), complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2000. Management is responsible for the Funds' compliance with those requirements.
Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2000, and with respect to agreement of security purchases and sales, and for the period from the date of our last examination (as listed in Appendix A) through March 31, 2000:

(1) Inspection of documentation of all securities located in the vault, if any, of Norwest Bank Minneapolis, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Bankers Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

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(4)  Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6)  Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that Wells Fargo Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000, with respect to securities reflected in the investment accounts of Wells Fargo Funds Trust, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Wells Fargo Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                         /s/ KPMG LLP


San Francisco, California
June 9, 2000
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                                                     [LOGO OF WELLS FARGO FUNDS]



June 9, 2000


KPMG LLP
Three Embarcadero
San Francisco, CA 94110-4073


RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940


Ladies and Gentlemen:

We, as members of management of the funds listed in Appendix A, portfolios of Wells Fargo Funds Trust (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of March 31, 2000, and for the period from the date of your last examination (as listed in Appendix A) through March 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000 and for the period from the date of your last examination (as listed in Appendix A) through March 31, 2000 with respect to securities reflected in the investment accounts of the Funds.


Sincerely,



/s/ Karla M. Rabusch

Karla Rabusch
Senior Vice President and
Chief Financial Officer
Wells Fargo Mutual Funds Group

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                FORM N-17f-2                           OMB Number: 3255-0360
                                                       Expires: July 21, 1991
Certificate of Accounting of Securities and Similar    Estimated average burden
         Investments in the Custody of                 hours per response...0.05
        Management Investment Companies


                 Pursuant to Rule 17f-2 [17 CFR 270.17 f-2]

------------------------------------------------------------------------------------------------
1.  Investment Company Act File Number:                              Date examination completed:
  801- 8202                                                                March 31, 2000
------------------------------------------------------------------------------------------------
2.  State Identification Number:
    --------------------------------------------------------------------------------------------
    AL                AK                  AZ                  AR             CA               CO
    --------------------------------------------------------------------------------------------
    CT                DE                  DC                  FL             GA               HI
    --------------------------------------------------------------------------------------------
    ID                IL                  IN                  IA             KS               KY
    --------------------------------------------------------------------------------------------
    LA                ME                  MD                  MA             MI               MN
    --------------------------------------------------------------------------------------------
    MS                MO                  MT                  NE             NV               NH
    --------------------------------------------------------------------------------------------
    NJ                NM                  NY                  NC             ND               OH
    --------------------------------------------------------------------------------------------
    OK                OR                  PA                  RI             SC               SD
    --------------------------------------------------------------------------------------------
    TN                TX                  UT                  VT             VA               WA
    --------------------------------------------------------------------------------------------
    WV                WI                  WY                  PUERTO RICO
    --------------------------------------------------------------------------------------------
    Other (specify):
    --------------------------------------------------------------------------------------------
3.  Exact name of investment company as specified in registration statement:

------------------------------------------------------------------------------------------------
4.  Name under which business in conducted, if different from above:

------------------------------------------------------------------------------------------------
5.  Address of principal place of business (number, street, city, state, zip code):

------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

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                                  Appendix A

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                                                            Date of Last
               Fund Name                                    Examination
     -------------------------------------------------------------------------
     100% Treasury Money Market Fund                     February 29, 2000
     California Tax-Free Money Market Fund               February 29, 2000
     California Tax-Free Money Market Trust              February 29, 2000
     Cash Investment Money Market Fund                   February 29, 2000
     Government Money Market Fund                        February 29, 2000
     Money Market Fund                                   February 29, 2000
     Money Market Trust                                  February 29, 2000
     National Tax-Free Institutional Money Market Fund   February 29, 2000
     National Tax-Free Money Market Fund                 February 29, 2000
     National Tax-Free Money Market Fund                 February 29, 2000
     Overland Express Sweep Fund                         February 29, 2000
     Prime Investment Money Market Fund                  February 29, 2000
     Treasury Plus Institutional Money Market Fund       February 29, 2000
     Treasury Plus Money Market Fund                     February 29, 2000

     Managed Fixed Income Portfolio                      September 30, 1999
     Positive Return Bond Portfolio                      September 30, 1999
     Stable Income Portfolio                             September 30, 1999
     Strategic Value Bond Portfolio                      September 30, 1999
     Corporate Bond Fund                                 September 30, 1999
     Diversified Bond Fund                               September 30, 1999
     Income Fund                                         September 30, 1999
     Income Plus Fund                                    September 30, 1999
     Intermediate Government Income Fund                 September 30, 1999
     Limited Term Government Income Fund                 September 30, 1999
     Stable Income Fund                                  September 30, 1999
     Variable Rate Government Fund                       September 30, 1999
     Wealthbuilder Growth & Income Portfolio             September 30, 1999
     Wealthbuilder Growth Balanced Portfolio             September 30, 1999
     Wealthbuilder Growth Portfolio                      September 30, 1999

     Arizona Tax-Free Fund                               September 30, 1999
     California Limited Term Tax-Free Fund               September 30, 1999
     California Tax-Free Fund                            September 30, 1999
     Colorado Tax-Free Fund                              September 30, 1999
     Minnesota Intermediate Tax-Free Fund                September 30, 1999
     Minnesota Tax-Free Fund                             September 30, 1999
     National Limited Term Tax-Free Fund                 September 30, 1999
     National Tax-Free Fund                              September 30, 1999
     Oregon Tax-Free Fund                                September 30, 1999

     Aggressive Balanced-Equity Fund                     September 30, 1999
     Disciplined Growth Portfolio                        September 30, 1999

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                                  Appendix A

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                                                     Date of Last
                Fund Name                            Examination
     ----------------------------------------------------------------
     Income Equity Portfolio                      September 30, 1999
     Index Portfolio                              September 30, 1999
     International Portfolio                      September 30, 1999
     International Equity Portfolio               September 30, 1999
     Large Company Growth Portfolio               September 30, 1999
     Small Cap Index Portfolio                    September 30, 1999
     Small Cap Value Portfolio                    September 30, 1999
     Small Company Growth Fund                    September 30, 1999
     Small Company Value Portfolio                September 30, 1999
     Diversified Equity Fund                      September 30, 1999
     Disciplined Growth Fund                      September 30, 1999
     Diversified Small Cap Fund                   September 30, 1999
     Equity Income Fund                           September 30, 1999
     Equity Index                                 September 30, 1999
     Equity Value Fund                            September 30, 1999
     Growth Balanced Fund                         September 30, 1999
     Growth Equity Fund                           September 30, 1999
     Growth Fund                                  September 30, 1999
     Index Fund                                   September 30, 1999
     International Fund                           September 30, 1999
     Large Company Growth Fund                    September 30, 1999
     Moderate Balanced Fund                       September 30, 1999
     Small Cap Growth Fund                        September 30, 1999
     Small Cap Opportunities Fund                 September 30, 1999
     Small Cap Value Fund                         September 30, 1999
     Small Company Growth Portfolio               September 30, 1999
     Strategic Income Fund                        September 30, 1999

     Variable Trust Corporate Bond Fund           December 31, 1999
     Variable Trust Equity Income                 December 31, 1999
     Variable Trust Equity Value Fund             December 31, 1999
     Variable Trust Growth Fund                   December 31, 1999
     Variable Trust Large Company Growth          December 31, 1999
     Variable Trust Money Market Fund             December 31, 1999
     Variable Trust Small Cap Growth Fund         December 31, 1999

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